1100 CommScope Place SE P.O. Box 1729 Hickory, North Carolina 28603 T: +1 800 982 1708 F: +1 828 324 2200 www.commscope.com

February 20, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that CommScope Holding Company, Inc. (“CommScope”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on February 20, 2014. CommScope has made such disclosure based on information provided by its affiliate, The Carlyle Group, and not due to the business activities conducted by CommScope.

Respectfully submitted,

CommScope Holding Company, Inc.

By:	/s/ Frank B. Wyatt, II
Name:	Frank B. Wyatt, II
Title:	General Counsel